Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-141315

PROSPECTUS SUPPLEMENT NUMBER 1

TIAA-CREF U.S. Real Estate Fund I, L.P.

Up to $300,000,000 of units offered to the public

$150,000,000 of units minimum

This prospectus supplement relates to the public offering of up to $300,000,000 worth of units of limited partnership interest to investors, as described in the prospectus dated March 14, 2008 (together with this supplement, the “prospectus”). This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus. Capitalized terms used herein but not defined have the meanings ascribed to them in the prospectus.

The purpose of this supplement is to (i) include updated Prior Performance information for two other real estate funds sponsored by the Asset Manager and its affiliates, including updated Prior Performance tables applicable to each of those funds, (ii) provide information about the appointment of a new Principal Financial and Principal Accounting Officer for the Fund and (iii) include certain portions of the Fund’s recent quarterly report on Form 10-Q filing with the SEC.

You should carefully review the entire prospectus, including in particular the risk factors and conflicts of interest described beginning on pages 19 and 55, respectively, of the accompanying prospectus.

The date of this prospectus supplement is May 20, 2008.

I. PRIOR PERFORMANCE — UPDATED INFORMATION

The section of the prospectus beginning on page 43 entitled “Prior Performance” is hereby replaced in its entirety by the following:

TIAA REAL ESTATE ACCOUNT

TIAA established the TIAA Real Estate Account (the Account) in February 1995 as an insurance company separate account of TIAA. The Account offers accumulating annuity contracts (with contributions made on a pre-tax or after-tax basis), as well as individual lifetime and term-certain variable payout annuity contracts (including the payment of death benefits to beneficiaries). The Account intends to invest between 75 and 85 percent of its assets directly in real estate or real estate-related investments and can also invest in conventional mortgage loans, joint ventures that hold real property, common or preferred stock of REITs or other companies whose operations involve real estate and collateralized mortgage obligations. Generally, the Account hires third-party property managers to perform day to day management services for the Account’s properties, and the Account’s properties are typically appraised on a quarterly basis (each year, at least one of such appraisals being performed by an independent appraiser).

All investment management, advisory and administrative services for the Account are provided by TIAA and its employees, under the direction and control of TIAA’s Board of Trustees. Distribution services are provided by TIAA-CREF Individual & Institutional Services, LLC, its affiliated distributing broker-dealer (TC Services). All services provided for the Account by TIAA and TC Services are provided on an at cost basis.

As of December 31, 2007, the Account’s real estate holdings, including real estate joint ventures and limited partnerships, represented 79.7% of the Account’s total investments, and 20.3% of the Account’s total investments were in market risk sensitive instruments, comprised of marketable securities (including high-quality short-term debt instruments such as commercial paper and government agency bonds) and an adjustable rate mortgage loan receivable. A substantial portion of the Account’s non-real estate holdings is comprised of commercial paper (representing 9.23% of the Account’s total investments as of December 31, 2007). The Account is not a registered investment company under the Investment Company Act.

While their investment objectives are not dissimilar, the Account differs from the Fund in a number of significant ways, including the following:

•	Unlike the Fund, the Account may make direct foreign investments (which are not expected to comprise more than 25% of the Account’s total assets).
•	The Account may only borrow in the aggregate up to 30% of its total net asset value at the time of incurrence.
•	The Account is a variable annuity product that is available only to a properly qualified participant base.
•

The Account is regulated by New York Insurance Law and the several state insurance departments and is offered as part of TIAA’s proprietary suite of pension products (which are all similarly regulated).

•

Unlike the Fund, the Account pays no acquisition fees or asset management fees that are tied to the value of the Account’s assets and all services provided to the Account by TIAA and TC Services are provided at cost.

•	The costs of the Account are spread over a much larger base of assets than the Fund will ever have. Lower costs can improve performance figures.
•

TIAA provides a liquidity guarantee to the Account, which guarantees that there will be sufficient funds available to meet investor withdrawal or transfer requests at all times (meaning, if the Account does not have those funds, TIAA will step in and contribute those funds in exchange for purchasing Account units). The TIAA liquidity guarantee, however, is not a guarantee of investment performance or returns. Further, the U.S. Department of Labor granted a specific prohibited transaction exemption (the PTE) in connection with this liquidity guarantee (due to technical issues the guarantee raised under ERISA), and one aspect of the PTE vests an independent, third-party fiduciary with oversight rights, and in some cases approval rights, with respect to the Account’s investment guidelines and valuations (among other things).

•	The Account is an open-ended investment vehicle that conducts a continuous offering of its securities and has no fixed term.
•

Unlike the Fund, the Account calculates a net asset value per unit each valuation day (generally, each business day) by applying valuation policies and procedures it has adopted for its real estate and real estate related investments. This unit value is reflected net of expenses. Deductions are made each valuation day from the net assets of the Account for various services provided to the Account (including those services required to manage investments, administer the Account and the annuity contracts, and to cover certain risks borne by TIAA).

•

Subject to specified restrictions (including those imposed by the participant employer’s benefit plan, the terms of the annuity contract or tax law), participants may make transfers and withdrawals throughout the year.

2	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

TIAA Real Estate Account Performance Data

Set forth below is specified information with respect to the historical investment performance, activity and operating data for the Account.

Prospective investors in the Fund are cautioned that there are significant differences between the purpose and objectives, regulatory environment and structure of the Account and the Fund. As a result, investors should not draw any conclusions or inferences that the Fund’s performance will approximate the historical performance of the Account, or that the composition of properties ultimately held by the Fund will approximate that which have been, or are currently held by, the Account. Investors in the Fund will have no interest in the investments held by the Account as a result of the acquisition of units of limited partnership interest offered by this prospectus. None of the information herein concerning the Account is covered by an independent registered public accountant’s report.

RETURN AND UNIT VALUE HISTORY

Year	Beginning Unit Value (as of January 1)*	Investment Income, Net**	Net Realized and Unrealized Gain (Loss) on Investments and Mortgage Loans Payable**	Ending Unit Value (at December 31)*

1995***	$100.00	$2.54	$0.03	$102.57
1996	102.57	6.83	1.71	111.11
1997	111.11	7.20	3.99	122.30
1998	122.30	9.29	0.58	132.17
1999	132.17	9.63	1.17	142.97
2000	142.97	11.24	4.00	158.21
2001	158.21	11.19	(1.24)	168.16
2002	168.16	10.36	(4.62)	173.90
2003	173.90	10.55	2.49	186.94
2004	186.94	10.19	13.31	210.44
2005	210.44	10.77	18.74	239.95
2006****	239.95	11.17	22.53	273.65
2007	273.65	11.37	26.39	311.41

*	Beginning Unit Values and Ending Unit Values reflect the Net Asset Value of the Account on the dates indicated, per accumulation unit outstanding.
**

Data shown in these columns are a representation of the Account’s operations indicated on a per accumulation unit basis, based on the average number of units outstanding throughout each year. All returns include net income and gains from real estate related and other investments. Investment income, net represents the per accumulation unit contribution of (1) rental income less real estate property level expenses added to (2) other income less Account-level expenses.

Net realized and unrealized gain (loss) on investments and mortgage loans payable represents the per accumulation unit contribution of (1) realized gains and losses of investments sold added to (2) unrealized gains and losses of investments adjusted to fair market value.

The summation of the net investment income and net realized and unrealized gains (losses) on investments represents the total increase in the Account’s accumulation unit value for the respective year.

***	The Account began offering Accumulation Units to eligible participants on October 2, 1995 and accordingly, the figures presented represent three months of data.
****

The Account’s Statement of Operations for the year ended December 31, 2006 has been adjusted to reflect a reclassification of undistributed earnings to unrealized appreciation on real estate joint ventures and limited partnerships. There is no impact to the Account’s total assets, total net assets or net asset value per accumulation unit for the periods presented as a result of this reclassification.

HISTORICAL PERFORMANCE RETURNS

The following table shows the Account’s total return since the first full year of the Account’s operations, through December 31, 2007.

1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

8.33%	10.07%	8.07%	8.17%	10.66%	6.29%	3.41%	7.50%	12.57%	14.02%	14.04%	13.80%

Best quarter: 4.69% for the quarter ended June 30, 2006.

Worst quarter: 0.72% for the quarter ended December 31, 2002.

The following table shows the average annual total return of the Account for the one-, three-, five-and ten-year periods through December 31, 2007.

1 Year	3 Year	5 Year	10 Year

13.80%	13.96%	12.35%	9.79%

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	3

TOTAL NUMBER OF PROPERTIES HELD

The following table indicates the total number of real estate property investments held by the Account (including those held in joint ventures) as of December 31 in each of the last three years, as well as the aggregate value of such investments and the aggregate value of mortgage notes payable as of such dates. Further, this table indicates the aggregate office, industrial, multifamily and retail property investments held as of such dates.

As of December 31,	Total	Office	Industrial	Multifamily	Retail	Other*	Aggregate Value as of December 31**	Value of Mortgage Notes Payable as of December 31***

2005	109	45	30	24	9	1	$9,199,637,315	$973,502,186
2006	121	49	35	23	13	1	12,412,232,640	1,437,149,148
2007	111	46	27	21	16	1	14,811,224,513	1,392,092,982

*	Represents a portfolio of storage facilities located in various regions across the U.S.
**	The Account’s joint venture holdings are stated at the Account’s equity in the net assets of the underlying entities.
***	Mortgage debt on the Account’s wholly-owned properties is valued independently of the properties, and fair value is reported separately.

The following charts reflect the diversification of the Account’s real estate assets by region and property type and list the Account’s top five overall market exposures by metropolitan area, based on metropolitan divisions, which are subsets of metropolitan statistical areas. All information is based on the values of the properties as stated in the Account’s financial statements as of December 31, 2007.

REAL ESTATE ASSETS

DIVERSIFICATION BY MARKET VALUE

	East (27)	West (36)	South (36)	Midwest (7)	Various* (3)	Foreign** (2)	Total (111)

Office (46)	20.9%	20.1%	11.1%	1.2%	0.0%	2.9%	56.2%
Apartment (21)	1.7%	6.1%	5.0%	0.0%	0.0%	0.0%	12.8%
Industrial (27)	1.7%	6.0%	3.4%	1.4%	0.5%	0.0%	13.0%
Retail (16)	1.6%	0.9%	6.0%	0.1%	6.9%	1.9%	17.4%
Other (1)***	0.0%	0.0%	0.0%	0.0%	0.6%	0.0%	0. 6%

TOTAL (111)	25.9%	33.1%	25.5%	2.7%	8.0%	4.8%	100.0%

( )	Number of real estate property investments (including those held in joint ventures) in parenthesis.
*	Represents a portfolio of storage facilities, a portfolio of industrial properties, and a portfolio of primarily retail properties located in various regions across the U.S.
**	Represents real estate investments in the United Kingdom and France.
***	Represents a portfolio of storage facilities.

Properties in the “East” region are located in: ME, NH, VT, MA, RI, CT, NY, NJ, PA, DE, MD, DC, WV, VA, NC, SC, KY

Properties in the “Midwest” region are located in: WI, MI, OH, IN, IL, MN, IA, MO, KS, NE, ND, SD

Properties in the “South” region are located in: TN, MS, AL, GA, FL, OK, AR, LA, TX

Properties in the “West” region are located in: MT, ID, WY, CO, NM, AZ, UT, NV, WA, OR, CA, AK, HI

TOP FIVE OVERALL METROPOLITAN AREA EXPOSURE

	% Leased	# of Property Investments	Metro Area as a % of Total Investments*

Washington-Arlington-Alexandria DC-VA-MD-WV	99.2%	9	8.42%
Los Angeles-Long Beach-Glendale CA	92.5%	8	5.72%
Boston-Quincy MA	96.7%	5	5.51%
San Francisco-San Mateo-Redwood City CA	94.4%	4	5.11%
Seattle-Bellevue-Everett WA	97.9%	5	4.11%

*	As of December 31, 2007, the Account’s real estate holdings (including real estate joint ventures) represented 77.9% of the Account’s Total Investments.

Core Property Investment Fund

The Asset Manager also maintains a private, unregistered core property investment fund which, since its establishment approximately three and a half years ago, has primarily invested in and managed institutional quality office, retail, industrial

4	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

and multifamily real estate assets, which real estate assets are (to date) exclusively operating properties upon acquisition. Like the Account (and unlike the Fund), this investment fund is an open-ended investment vehicle with an infinite life that makes a continuous offering of its units. This fund offers its units at a net asset value. Subject to specified restrictions, participants in this investment fund may effect redemptions of all or part of their investment periodically throughout a year and such redemptions are based on the prevailing net asset value of the fund. This investment fund may use leverage of up to 30% of the fund’s aggregate gross asset value. At December 31, 2007, this fund had raised gross proceeds (excluding redemptions) of approximately $806 million from an aggregate of 46 investors (including both institutions and individual investors and TIAA). See the Prior Performance Tables (in particular Table I and the Note 3 thereto on page 14 of this supplement) for more information regarding the capital raise activity for this core property investment fund.

As of December 31, 2007, this core property investment fund had purchased 19 commercial properties at an aggregate purchase price of $759 million, including acquisition costs. All such properties were already constructed and occupied at the time of purchase. The portfolio consists of eight office properties (representing approximately 47% of the overall portfolio based on purchase price), six industrial properties (representing approximately 25% of the overall portfolio based on purchase price), three retail properties (representing approximately 23% of the overall portfolio based on purchase price) and two apartment properties (representing approximately 5% of the overall portfolio based on purchase price). The portfolio is also diversified by region as follows: seven properties in the West, six in the South, four in the East and two in the Midwest. A summary of the properties purchased by this investment fund through June 30, 2007 appears in Part II of the registration statement of which this prospectus comprises a part, and will be made available, without charge, upon prior written request by investors and prospective investors in the Fund. As of December 31, 2007, this fund had not sold any properties.

In connection with serving as asset manager of this core property investment fund, the Asset Manager is paid an annual asset management fee, quarterly in arrears, and this fee is calculated with respect to each investor’s interest in the fund’s net asset value (exclusive of cash and short term investments). This fee ranges from 1.10% to 0.80% per annum calculated with respect to the amount of an investor’s share of the Fund’s net assets (excluding cash and short-term securities). The Asset Manager also receives a cash management fee, payable quarterly in arrears, which is equal to the product of the investor’s share of the Fund’s consolidated cash and short-term investments and a percentage that is either 1% or the percentage fee charged by a TIAA-CREF money market fund.

Investors should not draw any conclusions or inferences that the Fund’s performance will approximate the historical performance of this core property investment fund or that the composition of the properties ultimately held by the Fund will approximate those which have been, or are currently held by, this core property investment fund. Investors in the Fund will have no interest in the investments held by this core property investment fund as a result of the acquisition of units of limited partnership interest offered by this prospectus. None of the information in this section concerning this core property investment fund is covered by an independent registered public accountant’s report.

UNIT VALUE HISTORY

The following table indicates the value of one unit of limited partnership interest in the core property investment fund at the commencement of the fund’s operations, and as of the dates indicated.

Date	Unit Value

August 2, 2004 (Inception)	$500.001
December 31, 2004	$530.048
December 31, 2005	$601.043
December 31, 2006	$644.709
December 31, 2007	$735.271

TOTAL NUMBER OF PROPERTIES HELD

The following table indicates the total number of real property investments held by this core property investment fund at December 31 in each of the last three years, as well as the aggregate value of such investments and the aggregate value of mortgage notes payable as of such dates. Further, this table indicates the aggregate office, industrial, multifamily and retail properties held as of such dates.

As of December 31,	Total	Office	Industrial	Multifamily	Retail	Aggregate Estimated Market Value as of December 31*	Mortgages and Notes Payable as of December 31

2005	12	3	4	2	3	$423,642,000	$71,600,000
2006	13	4	4	2	3	498,121,652	116,200,000
2007	19	8	6	2	3	885,646,278	217,000,000

*	Estimated market value based on third-party appraisals.

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	5

DIVERSIFICATION BY MARKET VALUE

The following chart reflects the diversification of the core property investment fund’s assets by region and property type, based on holdings and market values as of December 31, 2007.

	East (4)	West (7)	South (6)	Midwest (2)	Total (19)

Office (8)	15.3%	29.0%	6.4%	0.0%	50.7%
Apartment (2)	1.9%	0.0%	2.6%	0.0%	4.5%
Industrial (6)	0.0%	12.6%	3.9%	6.3%	22.8%
Retail (3)	0.0%	5.8%	16.2%	0.0%	22.0%

TOTAL (19)	17.2%	47.4%	29.1%	6.3%	100.0%

(  ) Number of investments in parentheses.

Properties in the “East” region are located in: ME, NH, VT, MA, RI, CT, NY, NJ, PA, DE, MD, DC, WV, VA, NC, SC, KY

Properties in the “West” region are located in: MT, ID, WY, CO, NM, AZ, UT, NV, WA, OR, CA, AK, HI

Properties in the “South” region are located in: TN, MS, AL, GA, FL, OK, AR, LA, TX

Properties in the “Midwest” region are located in: WI, MI, OH, IN, IL, MN, IA, MO, KS, NE, ND, SD

Investors and potential investors are encouraged to examine the Prior Performance Tables beginning on page 7 of this supplement for more detailed information regarding certain performance data of the Account and the core property investment fund. Additionally, Table VI contained in Part II of the registration statement of which this prospectus comprises a part, provides certain additional information relating to properties acquired by the Account and the core property investment fund through June 30, 2007 and, upon prior written request by investors and potential investors, will be made available without charge.

6	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

II. PRIOR PERFORMANCE TABLES

The tables contained on pages 102-110 of the prospectus in the section entitled “Prior Performance Tables” are hereby replaced in their entirety by the following:

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(Not Covered by Report of Independent Registered Public Accountant)

TIAA REAL ESTATE ACCOUNT

The following table highlights certain information with respect to the TIAA Real Estate Account’s capital raise activities and other related metrics. All figures shown are for the years ended December 31, 2005, 2006, and 2007.

	2007	2006(9)	2005

Dollar Amount Committed(1)	(2)	(2)	(2)
Dollar amount raised:
Net contract holder deposits(3)	$1,464,653,415	$1,969,780,728	$2,110,375,836
Reinvestment of:
Net investment income	624,756,134	557,530,387	426,815,008
Net realized gains	245,780,194	86,394,172	121,635,559

Total raised(4)	$2,335,189,743	$2,613,705,287	$2,658,826,403

Less offering expenses:(5)
Selling commissions and discounts	—	—	—
Organizational and offering expenses	—	—	—
Reserves

Percent available for investment	100%	100%	100%

Acquisition costs and commitments
Cash invested in real estate(6)	77.6%	85.8%	64.5%
Amounts available for investment(7)	22.4%	14.2%	35.5%
Acquisition fees(5)	—	—	—
Other(5)	—	—	—

Total acquisition costs and commitments	100.0%	100.0%	100.0%

Percent of leverage on investments in real estate as of respective year-ends(8)	45.96%	15.57%	18.56%
Commencement of operations	7/3/1995	7/3/1995	7/3/1995
Length of offering	(2)	(2)	(2)
Months to invest 90% of amount available for investment	(2)	(2)	(2)

(1)

The Real Estate Account is designed as an option for retirement and tax-deferred savings plans for employees of nonprofit institutions offered by Teachers Insurance and Annuity Association of America. The Account operates as an open-end account. As such, earned income and proceeds from sales are reinvested in the Account.

(2)	Account is open-end pooled account, therefore these line items are not applicable.
(3)	Net contract holder deposits includes gross deposits less withdrawals for each of the years indicated from participants.
(4)	Total raised does not include amounts raised through mortgage loans payable acquired or issuance of debt.
(5)	The Account has been open since 1995 and does not charge offering, acquisition, or organizational expenses. For other expenses see Notes to Table III - Management Agreements and Arrangements
(6)

Includes cash payments and related expenses paid to unaffiliated third parties for purchase of investments in properties, joint ventures, partnerships, and mortgages, net of debt acquired to purchase the assets.

(7)

As of December 31, 2005, 2006 and 2007, the respective percentages were available for investment in real estate and real estate-related investments to be funded in future periods (which, to the extent applicable, reflects letters of intent, binding commitments to purchase and the like).

(8)

Leverage percentage represents acquired and assumed mortgage loans payable on wholly owned properties and joint venture and limited partnership investments purchased during the respective years. Mortgage loans payable are stated at fair value. The aggregate Account-level leverage, as a percentage of total real estate holdings, as of December 31 was 19.75%, 14.50% and 14.62% for 2007, 2006 and 2005, respectively.

(9)
The Account’s Statement of Operations for the year ended December 31, 2006 has been adjusted to reflect a reclassification of undistributed earnings to unrealized appreciation on real estate joint ventures and limited partnerships.

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	7

TABLE II

COMPENSATION TO SPONSOR

(Not Covered by Report of Independent Registered Public Accountant)

AS OF DECEMBER 31, 2007

TIAA REAL ESTATE ACCOUNT

The information contained below relates to the compensation paid to the Account’s sponsor within the past three (3) years by the TIAA Real Estate Account. Past performance is not necessarily indicative of future performance. All figures shown are for the years ended December 31, 2005, 2006, and 2007.

	2007	2006	2005

Dollar amount raised(1)	$2,335,189,743	$2,613,705,287	$2,658,826,403

Amounts paid to sponsor:
Investment advisory charges	$49,239,366	$26,899,307	$19,603,225
Administrative and distribution charges	63,593,008	45,712,473	27,130,406
Mortality and expense risk charges	8,052,314	6,931,833	6,196,549
Liquidity guarantee charges	19,409,759	3,905,051	3,170,017

Total Expenses(2)	$140,294,447	$83,448,664	$56,100,197

Total Net Assets (End of year)	$17,660,536,799	$14,132,692,512	$10,548,711,102

(1)	Includes net contractholder deposits and reinvestment of income and gains, see Table I.
(2)	See Notes to Table III - Management Agreements and Arrangements

8	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(Not Covered by Report of Independent Registered Public Accountant)

TIAA REAL ESTATE ACCOUNT

The information contained below relates to the operations within the past three (3) years by the TIAA Real Estate Account. This table provides a potential investor with information regarding the historical operation of the Account. Past performance is not necessarily indicative of future performance. All amounts are for each of the years ended December 31, 2005, 2006, and 2007.

	Years Ended December 31,

	2007	2006	2005

INVESTMENT INCOME
Real estate income, net:
Rental income	$987,434,298	$834,455,788	$618,633,580

Real estate property level expenses and taxes:
Operating expenses	247,473,125	207,452,982	150,501,136
Real estate taxes	126,925,585	110,059,852	88,014,264
Interest expense	83,622,829	72,160,111	40,028,630

Total real estate property level expenses and taxes	458,021,539	389,672,945	278,544,030

Real estate income, net	529,412,759	444,782,843	340,089,550
Income from real estate joint ventures and limited partnerships	93,724,569	60,788,998	71,826,443
Interest	129,473,616	118,621,441	54,114,448
Dividends	12,439,637	16,785,769	16,884,764

TOTAL INCOME	765,050,581	640,979,051	482,915,205

Expenses:
Investment advisory charges	49,239,366	26,899,307	19,603,225
Administrative and distribution charges	63,593,008	45,712,473	27,130,406
Mortality and expense risk charges	8,052,314	6,931,833	6,196,549
Liquidity guarantee charges	19,409,759	3,905,051	3,170,017

TOTAL EXPENSES	140,294,447	83,448,664	56,100,197

INVESTMENT INCOME—NET	624,756,134	557,530,387	426,815,008

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND MORTGAGE LOANS PAYABLE
Net realized gain (loss) on:
Real estate properties	127,834,921	76,137,064	76,164,380
Real estate joint ventures and limited partnerships	70,765,537	—	8,599,762
Marketable securities	47,179,736	10,257,108	36,871,417

Total realized gain on investments	245,780,194	86,394,172	121,635,559

Net change in unrealized appreciation (depreciation) on:
Real estate properties	898,172,653	659,370,445	534,569,631
Real estate joint ventures and limited partnerships	391,332,636	217,360,271	167,019,921
Marketable securities	(148,659,083)	120,453,638	(28,100,691)
Mortgage loan receivable	(2,140,942)	(339,374)	—
Mortgage loans payable	53,949,280	(26,568,857)	(29,154,148)

Net change in unrealized appreciation on investments and mortgage loans payable	1,192,654,544	970,276,123	644,334,713

NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS AND MORTGAGE LOANS PAYABLE	1,438,434,738	1,056,670,295	765,970,272

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$2,063,190,872	$1,614,200,682	$1,192,785,280

See Notes to Table III

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	9

NOTES TO TABLE III – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

The TIAA Real Estate Account (“Account”) is a segregated investment account of Teachers Insurance and Annuity Association of America (“TIAA”) and was established by resolution of TIAA’s Board of Trustees on February 22, 1995, under the insurance laws of the State of New York, for the purpose of funding variable annuity contracts issued by TIAA. The investment objective of the Account is a favorable long-term rate of return primarily through rental income and capital appreciation from real estate investments owned by the Account. The Account holds real estate properties directly and through wholly-owned subsidiaries. The Account also holds interests in real estate joint ventures and limited partnerships in which the Account does not hold a controlling interest; as such, they are not consolidated for financial statement purposes. The Account also invests in mortgage loans receivable collateralized by commercial real estate properties. The Account also invests in publicly-traded securities and other instruments to maintain adequate liquidity for operating expenses, capital expenditures and benefit payments.

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America which may require the use of estimates made by management. Actual results may vary from those estimates. The following is a summary of the significant accounting policies of the Account.

Valuation of Real Estate Properties

Investments in real estate properties are stated at fair value, as determined in accordance with procedures approved by the Investment Committee of the TIAA Board of Trustees and in accordance with the responsibilities of the Board as a whole; accordingly, the Account does not record depreciation. Fair value for real estate properties is defined as the most probable price for which a property will sell in a competitive market under all conditions requisite to a fair sale. Determination of fair value involves judgment because the actual market value of real estate can be determined only by negotiation between the parties in a sales transaction. Real estate properties owned by the Account are initially valued at their respective purchase prices (including acquisition costs). Subsequently, the properties are valued on a quarterly cycle with an independent appraisal value completed for each real estate property at least once a year. An independent fiduciary, Real Estate Research Corporation, has been appointed by a special subcommittee of TIAA’s Board of Trustees. The independent fiduciary must approve all independent appraisers used by the Account. TIAA’s appraisal staff performs the other quarterly valuations for each real estate property and updates the property value as appropriate. The appraisals are performed in accordance with Uniform Standards of Professional Appraisal Practices (USPAP), the real estate appraisal industry standards created by The Appraisal Foundation. Real estate appraisals are estimates of property values based on a professional’s opinion. The independent fiduciary can also require additional appraisals if a property’s value has changed materially and such change is not reflected in the quarterly valuation review, or otherwise to ensure that the Account is valued appropriately. The independent fiduciary must also approve any valuation change where a property’s value changed by more than 6% from the most recent independent annual appraisal, or if the value of the Account would change by more than 4% within any calendar quarter or more than 2% since the prior month. When a real estate property is subject to a mortgage, the mortgage is valued independently of the property and its fair value is reported separately. The independent fiduciary reviews and approves mortgage valuation adjustments which exceed certain prescribed limits before such adjustments are recorded by the Account. The Account continues to use the revised value for each real estate property and mortgage loan payable to calculate the Account’s daily net asset value until the next valuation review or appraisal.

Valuation of Real Estate Joint Ventures and Limited Partnerships

Real estate joint ventures and certain limited partnerships are stated at the Account’s equity in the net assets of the underlying entities, and for the joint ventures, are adjusted to value their real estate holdings and mortgage notes payable at fair value. Upon the disposition of all real estate investments by an investee entity, the Account will continue to state its equity in the remaining net assets of the investee entity during the wind down period, if any, that occurs prior to the dissolution of the investee entity.

Valuation of Marketable Securities

Equity securities listed or traded on any national market or exchange are valued at the last sale price as of the close of the principal securities exchange on which such securities are traded or, if there is no sale, at the mean of the last bid and asked prices on such exchange.

Debt securities, other than money market instruments, are valued at the most recent bid price or the equivalent quoted yield for such securities (or those of comparable maturity, quality and type). Money market instruments, with maturities of one year or less, are valued in the same manner as debt securities or derived from a pricing matrix that has various types of money market instruments along one axis and various maturities along the other. Portfolio securities and certain limited partnership interests for which market quotations are not readily available are valued at fair value as determined in good faith under the direction of the Investment Committee of the TIAA Board of Trustees and in accordance with the responsibilities of the Board as a whole.

10	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

Mortgage Loans Receivable

Mortgage loans receivable are initially valued at the face amount of the mortgage loan funding as representive of fair value. Subsequently, mortgage loans receivable are valued quarterly based on market factors, such as market interest rates and spreads for comparable loans, and the performance of the underlying collateral.

Mortgage Loans Payable

Mortgage loans payable are stated at fair value. Estimated market values of mortgage loans payable are based on the amount at which the liability could be settled (either transferred or paid back) in a current transaction exclusive of direct transaction costs. Different assumptions or changes in future market conditions could significantly affect estimated market value. At times, the Account may assume debt in connection with the purchase of real estate. For debt assumed, the Account allocates a portion of the purchase price to the below- or above-market debt and amortizes the premium or discount over the remaining life of the debt.

Foreign currency transactions and translation

Portfolio investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the end of the period. Purchases and sales of securities, income receipts and expense payments made in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the respective dates of the transactions. The effect of any changes in foreign currency exchange rates on portfolio investments and mortgage loans payable is included in the net realized and unrealized gains and losses on investments and mortgage loans payable. Net realized gains and losses on foreign currency transactions include maturities of forward foreign currency contracts, disposition of foreign currencies, and currency gains and losses between the accrual and receipt dates of portfolio investment income and between the trade and settlement dates of portfolio investment transactions.

Accounting for Investments

Real estate transactions are accounted for as of the date on which the purchase or sale transactions for the real estate properties close (settlement date). The Account recognizes a gain on the sale of a real estate property to the extent that the contract sales price exceeds the cost-to-date of the property being sold. A loss occurs when the cost-to-date exceeds the sales price. Any accumulated unrealized gains and losses are reversed in the calculation of realized gains and losses.

Rent from real estate properties consists of all amounts earned under tenant operating leases, including base rent, recoveries of real estate taxes and other expenses and charges for miscellaneous services provided to tenants. Rental income is recognized in accordance with the billing terms of the lease agreements. The Account bears the direct expenses of the real estate properties owned. These expenses include, but are not limited to, fees to local property management companies, property taxes, utilities, maintenance, repairs, insurance, and other operating and administrative costs. An estimate of the net operating income earned from each real estate property is accrued by the Account on a daily basis and such estimates are adjusted when actual operating results are determined.

The Account has limited ownership interests in various real estate funds (limited partnerships and one limited liability corporation) and a private real estate investment trust (“REIT”) (collectively, the “limited partnerships”). The Account records its contributions as increases to the investments, and distributions from the investments are treated as either income or return of capital, as determined by the management of the limited partnerships. Unrealized gains and losses are calculated and recorded when the financial statements of the limited partnerships are received by the Account.

Income from real estate joint ventures is recorded based on the Account’s proportional interest of the income distributed by the joint venture. Income earned by the joint venture, but not yet distributed to the Account by the joint venture investment, is recorded as unrealized gains and losses on real estate joint ventures.

Transactions in marketable securities are accounted for as of the date the securities are purchased or sold (trade date). Interest income is recorded as earned and includes accrual of discount and amortization of premium as applicable. Dividend income is recorded on the ex-dividend date or as soon as the Account is informed of the dividend. Realized gains and losses on securities transactions are accounted for on the specific identification method.

Management Agreements and Arrangements

Investment advisory services for the Account are provided by TIAA employees, under the direction of TIAA’s Board of Trustees and its Investment Committee, pursuant to investment management procedures adopted by TIAA for the Account. TIAA’s investment management decisions for the Account are subject to review by the Account’s independent fiduciary. TIAA also provides all portfolio accounting and related services for the Account.

Through December 31, 2007, administrative and distribution services for the Account were provided by TIAA-CREF Individual & Institutional Services, LLC (“Services”) pursuant to a Distribution and Administrative Services Agreement with the Account. Services, a wholly-owned subsidiary of TIAA, is a registered broker-dealer and a member of the Financial Industry Regulatory Authority.

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	11

TIAA and Services provide their services at cost. TIAA and Services receive payments from the Account on a daily basis according to formulas established each year with the objective of keeping the payments as close as possible to the Account’s expenses actually incurred. Any differences between actual expenses and the amounts paid by the Account are adjusted quarterly.

TIAA also provides a liquidity guarantee to the Account, for a fee, to ensure that sufficient funds are available to meet participant transfer and cash withdrawal requests in the event that the Account’s cash flows and liquid investments are insufficient to fund such requests. TIAA would fund any such transfer and withdrawal requests by purchasing accumulation units in the Account. TIAA also receives a fee for assuming certain mortality and expense risks.

Effective January 1, 2008, the Account entered into a Distribution Agreement for the Contracts Funded by the TIAA Real Estate Account (the “New Distribution Agreement”), dated as of January 1, 2008, by and among TIAA, for itself and on behalf of the Account, and Services.

Pursuant to the New Distribution Agreement, distribution services for the Account, which include, among other things, (i) distribution of annuity contracts issued by TIAA and funded by the Account, (ii) advising existing annuity contract owners in connection with their accumulations, and (iii) providing assistance in designing, installing and providing administrative services for contract owners or institutions, will be performed by Services. The New Distribution Agreement is terminable by either party upon 60 days written notice and terminates automatically upon any assignment thereof.

Effective January 1, 2008, the administrative functions previously performed for the Account by Services, which include, among other things, (i) computing the Account’s daily unit value, (ii) maintaining accounting records and performing accounting services, (iii) receiving and allocating premiums, (iv) calculating and making annuity payments, (v) processing withdrawal requests, (vi) providing regulatory compliance and reporting services, (vii) maintaining the Account’s records of contract ownership, and (viii) otherwise assisting generally in all aspects of the Account’s operations, will be performed by TIAA.

Both distribution services (pursuant to the New Distribution Agreement) and administrative services will continue to be provided to the Account by Services and TIAA, as applicable, on an at cost basis.

12	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

TABLE V

SALES OR DISPOSALS OF PROPERTIES BY PROGRAMS
(Not Covered by Report of Independent Registered Public Accountant)

TIAA REAL ESTATE ACCOUNT

The information contained below relates to dispositions of properties between January 1, 2004 and December 31, 2007 by the TIAA Real Estate Account. This table provides a potential investor with information regarding the general nature of the properties’ realized gains on sale.

Name of Property	Location	Type	Date of Purchase	Date of Sale	Cost To Date of Sale ($M)(1)	Mortgage Financed at Date of Sale ($M)	Net Sales Price ($M)(3)	Property Operating Cash Flow, Net of Capital Expenditures ($M)(4)(5)

Monument Place	Fairfax, VA	Office	7/15/99	11/29/07	$ 43.1	$ —	$ 60.3	$ 15.1
9 Hutton Centre	Santa Ana, CA	Office	10/30/01	10/31/07	25.6	—	36.5	2.6
10 Waterview	Parsippany, NJ	Office	7/27/99	10/18/07	36.7	—	36.6	12.1
Sawgrass Office Portfolio	Sunrise, FL	Office	12/2/97	9/27/07	57.7	—	85.7	33.9
Legends at Chase Oaks	Plano, TX	Apartment	3/31/98	9/12/07	30.7	—	36.6	16.8
Butterfield Industrial Park	El Paso , TX	Industrial	12/22/95	8/28/07	5.4	—	5.0	4.9
161 N. Clark	Chicago, IL	Office	12/30/03	8/24/07	170.9	—	239.5	33.6
Batterymarch Park II	Quincy, MA	Office	5/31/01	7/18/07	20.3	—	17.3	2.9
Eastgate Distribution Center	San Diego , CA	Industrial	5/29/97	6/27/07	12.9	—	31.8	11.7
Woodcreek III
(Chicago Industrial)(2)	Bollingbrook, IL	Industrial	6/30/98	6/27/07	7.9	—	6.7	1.8
IDI Kentucky	Hebron, KY	Industrial	12/17/98	6/27/07	54.3	—	67.0	33.9
Corporate Lakes (Atlanta Industrial)(2)	Atlanta, GA	Industrial	4/4/00 & 11/15/00	6/27/07	21.9	—	30.7	6.3
Landmark at Salt Lake City	Salt Lake City, UT	Industrial	11/3/00	6/27/07	14.8	—	16.2	7.5
2101 Design Road (Dallas Industrial Portfolio)(2)	Arlington, TX	Industrial	12/19/00	6/27/07	8.0	—	9.3	2.6
1155 Harvester (Chicago CalEast Portfolio)(2)	West Chicago, IL	Industrial	12/22/03	6/27/07	11.1	—	8.7	0.9
Memphis Portfolio	Memphis, TN	Industrial	12/22/03	6/27/07	45.0	—	61.5	10.2
Mideast RA Industrial Portfolio	New Castle, DE	Industrial	8/27/04	6/27/07	17.3	—	15.2	2.6
Mountain RA Industrial Portfolio	Phoenix, AZ	Industrial	8/27/04	6/27/07	5.8	—	9.0	1.1
Sabre Street (Northern CA RA Industrial)(2)	Hayward, CA	Industrial	8/27/04	6/27/07	6.9	—	6.5	1.0
Greens at Metrowest	Orlando, FL	Apartment	12/15/95	2/14/07	15.0	—	21.7	7.8
Golfview Apartments	Lake Mary, FL	Apartment	7/31/98	11/28/06	29.8	—	35.1	12.4
Maitland Promenade One	Maitland, FL	Office	12/14/00	11/17/06	40.3	—	44.7	16.4
Columbia Centre III	Rosemont, IL	Office	12/23/97	11/1/06	42.9	—	32.6	18.9
Kenwood Mews Apartments	Burbank, CA	Apartment	11/30/01	10/19/06	25.0	—	38.3	4.8
1015 15th Street	Washington, DC	Office	11/9/01	9/28/06	53.7	—	90.6	16.3
Fairgate at Ballston	Arlington, VA	Office	4/21/97	9/8/06	34.0	—	50.8	18.5
Monte Vista	Littleton, CO	Apartment	6/21/96	9/1/06	18.3	—	28.1	13.6
371 Hoes Lane	Piscataway, NJ	Office	12/15/97	8/31/06	19.8	—	16.1	4.1
Alexan Buckhead	Atlanta, GA	Apartment	12/30/02	8/10/06	46.7	—	45.2	6.0
Biltmore Commerce Center	Phoenix, AZ	Office	2/23/99	12/28/05	49.4	—	58.4	1.5
Rolling Meadows Shopping Center	Rolling Meadows, IL	Retail	5/28/97	11/29/05	14.1	—	18.0	9.1
Longwood Towers	Brookline, MA	Apartment	12/12/02	11/7/05	91.4	—	103.0	7.9
Northpointe Commerce Center	Fullerton, CA	Industrial	6/15/00	10/27/05	40.2	—	53.8	15.8
River Road Distribution Center	Fridley, MN	Industrial	11/22/95	10/27/05	4.5	—	5.9	3.3
Interstate Crossing	Eagan, MN	Industrial	12/31/96	10/27/05	7.0	—	8.7	4.9
1910 Crown Dr, 1701 Vantage Dr, 10515 Miller Rd (Dallas Industrial Portfolio)(2)	Dallas, TX	Industrial	6/5/02	10/27/05	19.4	—	21.3	6.2
The Farragut Building	Washington, DC	Office	5/16/02	8/19/05	48.5	—	58.0	7.3
Five Centerpointe	Lake Oswego, OR	Office	4/21/97	7/29/05	20.1	—	24.9	5.2
Bent Tree Apartments	Columbus, OH	Apartment	10/22/98	7/27/05	15.7	—	14.1	3.9
Indian Creek Apartments	Farmington Hills, MI	Apartment	10/8/98	7/25/05	18.1	—	17.4	6.5
Corporate Boulevard	Rockville, MD	Office	10/31/02	6/15/05	68.9	—	79.1	14.1
Bisys Fund Services Building	Columbus, OH	Office	5/17/01	5/11/05	31.8	—	40.3	4.6
1135 Baker Street (East North
Central RA Portfolio)(2)	Chicago, IL	Industrial	9/30/04	1/31/05	3.7	—	3.6	0.0
Longview Executive Park	Hunt Valley, MD	Office	4/21/97	12/22/04	27.7	—	22.4	9.7
Doral Pointe Apartments	Miami, FL	Apartment	11/6/01	12/22/04	47.1	—	68.6	7.6
The Millbrook Collection	Raleigh, NC	Retail	3/29/96	12/21/04	7.2	—	5.2	4.2
The Lynnwood Collection	Raleigh, NC	Retail	3/29/96	12/3/04	7.2	—	10.3	5.3
Northmark Business Center III	Blue Ash, OH	Office	4/21/97	11/23/04	10.6	—	6.0	4.3

(1)	Cost to date represents purchase price, closing costs, capital improvements, and all other capitalized costs through the date of sale.
(2)	Investment was a partial sale from property investment noted in parentheses.
(3)	Net sales price includes sales price less closing costs, and all other sale related costs.
(4)	Cash flow presented represents REA percent ownership for Joint Ventures as well as the allocated portion of property sold for partial sales
(5)	The cash flows are calculated using the net income/losses for each property, less any capital expenditures, for REA total ownership period of the property.

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	13

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(Not Covered by Report of Independent Registered Public Accountant)

CORE PROPERTY INVESTMENT FUND

The following table highlights certain information with respect to the core property investment fund’s capital raise activities and other related metrics. All figures shown are for the years ended December 31, 2005, 2006 and 2007.

	2007	2006	2005

Dollar Amount Committed(1)	(2)	(2)	(2)
Dollar amount raised:
Net unit holder deposits(3)	$214,761,083	$37,559,895	$201,769,213
Reinvestment of:
Net investment income	19,879,634	17,847,155	9,179,149
Net realized gains	—	—	—

Total raised(4)	$234,640,717	$55,407,050	$210,948,362

Less offering expenses:
Selling commissions and discounts	—	—	—
Organizational and offering expenses	—	—	—
Reserves	—	—	—

Percent available for investment	100%	100%	100%

Acquisition costs and commitments
Cash invested in real estate(5)	96.1%	59.8%	96.0%
Amounts committed for investment(6)	3.9%	40.2%	4.0%
Acquisition fees(7)	—	—	—
Other	—	—	—

Total acquisition costs and commitments	100.0%	100.0%	100.0%

Percent of leverage on investments in real estate as of respective year-ends(8)	30.68%	35.95%	14.59%
Commencement of operations	8/2/2004	8/2/2004	8/2/2004
Length of offering	(2)	(2)	(2)
Months to invest 90% of amount available for investment	(2)	(2)	(2)

(1)	This Fund is an open-end, perpetual life vehicle offering limited partnership interests on an ongoing basis. Earned income is distributed to partners or reinvested in the Fund.
(2)	The Fund is an open-end pooled account, therefore these line items do not apply.
(3)	Net unit holder deposits include gross contributions less redemptions for each of the years indicated.
(4)	Total raised does not include amounts raised through mortgage loans payable acquired or issuance of debt.
(5)	Includes cash payments for purchase of real estate properties and capital expenditures contemplated at the time of property acquisition, net of debt acquired to purchase the assets.
(6)

At December 31, 2005, 2006 and 2007, the respective percentages were available for investment in real estate to be funded in future periods (which, to the extent applicable, reflects letters of intent, binding commitments to purchase and the like).

(7)	The Fund does not pay acquisition fees.
(8)

Leverage percentage represents mortgage loans payable on investments purchased during the respective years. Mortgage loans payable are stated at original cost, which approximates fair value. The aggregate fund-level leverage, as a percentage of total real estate holdings, as of December 31 was 24.50%, 23.53% and 23.27% for 2007, 2006, and 2005, respectively.

14	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

TABLE II

COMPENSATION TO SPONSOR

(Not Covered by Report of Independent Registered Public Accountant)

CORE PROPERTY INVESTMENT FUND

The information contained below relates to the compensation paid to the sponsor within the past three (3) years by the core property investment fund sponsored by the Asset Manager. Past performance is not necessarily indicative of future performance. All figures shown are for the years ended December 31, 2005, 2006 and 2007.

	2007	2006	2005

Dollar amount raised(1)	$234,640,717	$55,407,050	$210,948,362

Amounts paid to sponsor:
Asset Management Fee	$4,541,866	$3,156,104	$1,638,343
Cash Management Fee	99,701	55,855	60,263

Total Expenses(2)	$4,641,567	$3,211,959	$1,698,606

Net Asset Value (End of year)	$667,463,243	$390,341,584	$327,978,157

(1)	Includes net unit holder deposits and reinvestment of income, see Table I.
(2)

These fees are paid to a subsidiary of TIAA, who performs these services. The fees are paid quarterly in arrears. The Asset Management Fee charged to each Unit Holder is equal to 0.80% to 1.10% (depending on amount of assets held by Unit Holder) per annum of such Unit Holder’s Asset Management Fee Base, which is the product of the Unit Holder’s percentage interest in the Fund and the Fund’s net assets, excluding cash and short-term securities subject to the Cash Management Fee. The Cash Management Fee is equal to the product of the consolidated cash and cash equivalents of the core property investment fund and its subsidiaries; the Unit Holder’s percentage interest in this fund; and the Cash Management Fee Percentage. The Cash Management Fee percentage is 1% to the extent that consolidated cash and cash equivalents do not exceed 5% of Net Asset Value, and as to any consolidated cash and cash equivalents in excess of such amount, the same fee as then charged by the TIAA-CREF Money Market Mutual Fund.

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	15

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(Not Covered by Report of Independent Registered Public Accountant)

CORE PROPERTY INVESTMENT FUND

The information contained below relates to the operating results for the past three (3) years of the core property investment fund sponsored by the Asset Manager. Past performance is not necessarily indicative of future performance. Amounts are for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Period Ended December 31, 2005

INVESTMENT INCOME
Income:
Rental Income	$51,668,917	$40,174,001	$22,684,056
Interest Income	470,575	252,528	193,111

Total Income	52,139,492	40,426,529	22,877,167

Expenses:
Interest Expense	8,709,914	5,365,881	2,520,155
Operating Expense	7,356,233	5,278,715	3,789,395
Real Estate Taxes	5,602,454	4,764,073	2,901,823
Insurance	793,669	470,020	220,865
Asset Management Fee	4,541,866	3,156,104	1,638,343
Cash Management Fee	99,701	55,855	60,263
General and Administrative	5,156,022	3,488,725	2,567,173

Total Expenses	32,259,859	22,579,373	13,698,017

Net Investment Income	19,879,633	17,847,156	9,179,150

Unrealized Appreciation on Investments	62,197,929	22,737,316	20,361,084

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$82,077,562	$40,584,472	$29,540,234

Investments in properties are carried at estimated market value. Properties owned are initially recorded at their purchase price. Development costs and major renovations are capitalized as a component of cost. Acquisition costs and routine maintenance and repairs are charged to expense as incurred.

The estimated market value of real estate related assets is determined through an appraisal process. These estimated market values may vary significantly from the prices which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller.

Income from underlying properties is recorded as earned and excludes any rent related to scheduled rent increases and tenant concessions. Reimbursements from tenants related to real estate taxes, insurance and other operating expenses are recognized as revenue, based on a predetermined formula, in the period the applicable costs are incurred. Historical cost depreciation is not recognized on real estate properties. Operating expenses are recognized as incurred. Bad debt expense and recovery income are included in Rental Income.

16	Prospectus Supplement TIAA-CREF U.S. Real Estate Fund I, L.P.

II. APPOINTMENT OF NEW PRINCIPAL FINANCIAL OFFICER

Effective May 19, 2008, Phillip S. Nickolenko was appointed by the Asset Manager as the Principal Financial and Principal Accounting Officer for the Fund, replacing Glenn A. MacFarlane as of such date in connection with a transition of Mr. MacFarlane’s duties within the TIAA-CREF organization. Accordingly, the following text should be inserted in the second paragraph in the section entitled “Management” on page 49 of the prospectus and references to Mr. MacFarlane should be removed:

Phillip S. Nickolenko	Principal Financial and Principal Accounting Officer of the Fund

Further, the following paragraph should be inserted in the ‘Management’ section in lieu of Mr. MacFarlane’s biographical information:

Phillip S. Nickolenko, age 40, has served as Chief Financial Officer of Real Estate for TIAA and the Asset Manager since December 2007. Mr. Nickolenko joined TIAA-CREF in May 2007 as Assistant Controller of SEC Reporting. Prior to joining TIAA-CREF, Mr. Nickolenko served with PricewaterhouseCoopers LLP from July 2005, where he held various managerial positions, including Principal Consultant and Manager, within the assurance, business advisory services and consulting groups, specializing in working with companies in the real estate and commercial mortgage industries. From December 2002 to July 2005, Mr. Nickolenko served as Chief Risk Officer of Midland Loan Services, Inc., a wholly owned subsidiary of The PNC Financial Services Group, Inc., and from November 1997 to December 2002, Mr. Nickolenko served with PricewaterhouseCoopers LLP, holding various positions within its real estate specialization practice. Mr. Nickolenko holds a B.S. degree in Accounting from the University of Central Florida.

Additionally, the following should be inserted in the first full paragraph on page 50 of the prospectus in lieu of the reference to Mr. MacFarlane:

Nickolenko

III. OTHER INFORMATION

On May 15, 2008, the Fund filed a quarterly report on Form 10-Q for the quarter ended March 31, 2008 with the United States Securities and Exchange Commission. Included as part of this supplement are the cover page and Part I of such Form 10-Q, as follows:

TIAA-CREF U.S. Real Estate Fund I, L.P. Prospectus Supplement	17

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the quarterly period ended March 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from __________ to __________

Commission file number: 333-141315

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.

(Exact name of registrant as specified in its charter)

NEW YORK	NOT APPLICABLE
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

C/O TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA

730 THIRD AVENUE

NEW YORK, NEW YORK 10017-3206

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 490-9000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☐ NO  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller Reporting Company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐ NO  ☒

PART I. FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.

MARCH 31, 2008

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	March 31,	December 31,
	2008	2007

	(Unaudited)
ASSETS
TOTAL INVESTMENTS	$—	$—

Cash	2,234	1,613
Deferred offering costs (Note 4)	986,463	—

TOTAL ASSETS	988,697	1,613

LIABILITIES
Due to Asset Manager (Note 4)	1,253,305	1,513

TOTAL LIABILITIES	1,253,305	1,513

NET ASSETS
Initial Limited Partner	(265,603)	100
General Partner	995	—

TOTAL NET ASSETS	$(264,608)	$100

NUMBER OF UNITS OUTSTANDING (Note 5)	1	—

NET ASSETS PER UNIT	$(264,608)	$—

See Accompanying Notes to the Consolidated Financial Statements

TIAA-CREF U.S.REAL ESTATE FUND I, L.P.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

For the Three Months Ended March 31, 2008

INVESTMENT INCOME	$—

EXPENSES
Organizational costs (Note 4)	263,537
Commitment Fee	1,250
Bank Fees	312

TOTAL EXPENSES	265,099

NET INVESTMENT LOSS BEFORE ASSET MANAGEMENT FEES	(265,099)
Asset management fees (Note 3)	609

NET INVESTMENT LOSS	(265,708)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(265,708)

See Accompanying Notes to the Consolidated Financial Statements

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Unaudited)

	General Partner	Limited Partner	Total

Net Assets - February 2, 2007 (Inception)	$—	$—	$—
Capital Contributions	—	100	100

Net Assets - December 31, 2007	$—	$100	$100

Capital Contributions	1,000	—	1,000
Loss Allocation	(5)	(265,703)	(265,708)

Net Assets - March 31, 2008	$995	$(265,603)	$(264,608)

See Accompanying Notes to the Consolidated Financial Statements

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

For the Three Months Ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net decrease in net assets resulting from operations	$(265,708)
Adjustments to reconcile net decrease in net assets resulting from operations to net cash used in operating activities:
Increase in other assets:
Deferred offering costs	(986,463)
Increase in operating liabilities:
Due to Asset Manager	1,251,792

NET CASH USED IN OPERATING ACTIVITIES	(379)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	1,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,000

NET INCREASE IN CASH	621

CASH
Beginning of period	1,613

End of period	$2,234

See Accompanying Notes to the Consolidated Financial Statements

TIAA-CREF U.S. REAL ESTATE FUND I, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization

TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”) was organized as a limited partnership on February 2, 2007 under the laws of the state of Delaware. The Fund is a closed-end fund, which is designed to invest primarily in a diversified portfolio of high quality core real estate assets. The date for the dissolution of the Fund will be the end of the seventh year following the termination of the offering period, unless the Fund’s general partner in its sole discretion elects to make up to three extensions of one year each. Under certain limited circumstances, the Fund may be dissolved sooner.

The Fund has established a new investment vehicle, and its planned principal operations have recently commenced. The Fund has commenced its offering of partnership units to the public. As of March 31, 2008 and as of the date of this report, the Fund has not acquired real estate properties or any real estate related investments. The initial limited partner investment of $100 was made by Teachers Insurance and Annuity Association of America (“TIAA”).

The Fund currently has one general partner (described below) and owns 100% of the interests of TIAA-CREF USREF I REIT, LLC, a Delaware limited liability company, which was formed on February 2, 2007 (the “REIT subsidiary”). The REIT subsidiary currently holds no real estate or real estate related assets. In addition, the Fund may form one or more other subsidiaries to hold real estate and real estate related investments, and the Fund may possibly hold real estate and real estate related assets directly. The Fund intends to operate the REIT subsidiary such that the REIT subsidiary will satisfy the requirements allowing it to qualify as a real estate investment trust (“REIT”) under the terms of the Internal Revenue Code of 1986, as amended (the “Code”).

TIAA-CREF USREF I GP, LLC, a Delaware limited liability company formed on February 2, 2007 and an indirect, wholly owned subsidiary of TIAA (the “General Partner”), has ultimate responsibility for over-sight and policy-making with respect to the Fund and its subsidiaries. The General Partner has appointed Teachers Advisors, Inc., a registered investment adviser with the Securities and Exchange Commission (the “SEC”), to act as the asset manager (the “Asset Manager”), providing asset and investment management services to the Fund. The Asset Manager is an indirect, wholly owned subsidiary of TIAA.

The Fund intends to sell up to $300,000,000 worth of units of limited partnership interests to the public in an offering registered under the Securities Act of 1933, as amended. In addition, TIAA has irrevocably committed to make up to a $50,000,000 contribution to the Fund to acquire units of limited partnership interest. On March 14, 2008, the Fund’s Registration Statement on Form S-11 (SEC File No. 333-141315) (the “Registration Statement”), on which the offering of limited partnership interests has been registered, was declared effective by the SEC. The proceeds of TIAA’s contributions (when and as called) are currently available for use by the Fund to purchase real estate and real estate related investments, and for any other purpose permitted under the Fund’s Amended and Restated Limited Partnership Agreement, dated as of March 14, 2008 (the “Partnership Agreement”). TIAA’s units do not have voting rights for certain partnership matters but otherwise generally have the same rights as that of all other limited partners. In November 2007, and as contemplated in the Partnership Agreement, the General Partner agreed to make a capital contribution to the Fund equal to $1,000 (in exchange for one unit of limited partnership interest). During the three months ended March 31, 2008, the General Partner made the $1,000 capital contribution described above.

The Asset Manager will provide all asset and investment management services to the Fund, including asset selection, portfolio management, real estate and capital markets research, acquisition, disposition, development, financing, asset management, financial management and investor services in accordance with the Fund’s investment objectives, policies, guidelines, strategy and limitations. These services are provided by employees and executives of TIAA under a separate service arrangement between the Asset Manager and TIAA.

Teachers Personal Investors Services, Inc. (“TPIS”), a registered broker-dealer and an affiliate of TIAA, the General Partner and the Asset Manager (the “Broker-Dealer”), serves as the distributing broker-dealer in the offering of units, and such units are offered on a “best efforts” basis, which means generally that the Broker-Dealer is required to use only its best efforts to sell the units, and it has no firm commitment or obligation to purchase any of the units.

The offering of units of limited partnership interest will terminate not later than September 14, 2009, or such later date as may be determined by the General Partner and TPIS, in their sole discretion. In no event will the offering extend beyond March 14, 2010 (two years from the date of the Fund’s prospectus, dated March 14, 2008, relating to such offering). If subscriptions for at least 150,000 units from public investors are not received by the termination of the offering, no units will be sold. Units purchased by TIAA and its affiliates will not be counted for purposes of determining whether the minimum number of units has been sold.

Note 2 — Significant Policies

Basis of Presentation

In June 2007, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (SOP) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” The SOP clarifies which entities are required to apply the provisions of the Investment Companies Audit and Accounting Guide (“Guide”) and provides guidance on accounting by parent companies and equity method investors for investments in investment companies. Management performed an analysis of the requirements of SOP 07-1 and accordingly the Fund early adopted SOP 07-1 effective as of the Fund’s inception date and has applied the provisions of the Guide which, among other things, require that investments are reported at fair value in the Fund’s financial statements. In February 2008, the FASB issued a final Staff Position indefinitely deferring the effective date of SOP 07-1. The deferral applied to entities that have not already adopted SOP 07-1. Additional required disclosures under the Guide will be made as the Fund makes investments and as applicable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounting of the Fund and all entities in which the Fund has a controlling interest. All intercompany transactions have been eliminated that apply the provisions of the Guide in consolidation.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The information reflects all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the period presented. All such adjustments are of a normal, recurring nature. Actual results could differ from those estimates. The following is a summary of the significant accounting policies which are consistently followed by the Fund:

The Fund expects to record investments and related mortgage loans payable, if any, at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon vendor-provided, evaluated prices or internally-developed models that primarily use market-based or independently-sourced market data, including interest rate yield curves, market spreads, and currency rates. Valuation adjustments may be made to reflect credit quality, the Fund’s creditworthiness, liquidity, and other observable and unobservable data that are applied consistently over time. Effective January 1, 2008, the Fund adopted the provisions of FASB Statement No. 157, “Fair Value Measurements” and will apply the appropriate disclosures as the Fund acquires investments.

The methods described above are considered to produce a fair value calculation that represents a good faith estimate as to what an unaffiliated party in the market place would pay to purchase the asset or would receive to transfer the liability. Since fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, actual realizable values or future fair values may differ from amounts reported.

Cash

Cash represents cash on deposit in banks and other financial institutions.

Deferred Offering Costs

Deferred offering costs represent costs associated with the preparation of the initial registration statement and qualification of the offering in all applicable jurisdictions, typesetting and printing of the prospectus, federal and state registration fees and tax opinion fees and will be charged to partners’ capital accounts upon the sale of the units.

Federal Income Taxes

The Fund is treated as a partnership and not as a corporation for U.S. federal income tax purposes. The Fund will not pay U.S. federal income tax. Instead, each partner will be required to report on its U.S. federal income tax return its distributive share of the Fund’s income or gain, whether or not it receives any actual distribution of money or property from the Fund during the taxable year.

The REIT subsidiary expects to make elections to be taxed as a real estate investment trust under Sections 856 through 860 of the Code and is required to distribute 90% of its taxable income to its shareholders, as required, to maintain its status as a REIT. If the REIT subsidiary fails to qualify as a real estate investment trust, the REIT subsidiary will be subject to federal income tax.

Note 3 — Management Fees

The Fund pays the Asset Manager a fee of 1.25% per annum of the gross asset value (including indebtedness) of the Fund’s assets (payable quarterly in arrears).

Note 4 — Related Party Transactions

Under the terms of the Partnership Agreement, the Fund is obligated to pay organizational costs incurred in the creation of the Fund, General Partner, and the REIT subsidiary. Organizational costs include partnership filing costs, audit fees related to the initial registration and initial financial statement audits as well as various legal startup fees. The reimbursement of these costs to the Asset Manager was contingent on the commencement of the public offering (which occurred on March 14, 2008).

Organizational costs, up to $1,250,000 in the aggregate, can be paid directly by the Fund or may be reimbursed by the Fund to the General Partner, Asset Manager or their affiliates. Any amount of organizational costs in excess of $1,250,000 will be borne by the Asset Manager. Organizational costs fall into one of two categories. Certain organizational costs, including costs associated with preparing the initial registration statement and qualification of the offering in all applicable jurisdictions, typesetting and printing of the prospectus, federal and state registration fees and tax opinion fees are classified as offering costs and will be accumulated until the offering period has closed. Upon the sale of the units, all such costs will be charged to partners’ capital accounts. All other organizational costs that are not deemed offering costs (as they do not fall into the categories specified above) will be accumulated until the commencement of the offering and at such time, all such costs will be expensed. Prior to December 31, 2007, the Asset Manager, General Partner or their affiliates had incurred in excess of the $1,250,000 organizational, offering and related costs. The break out of the $1,250,000 start up costs incurred by the Fund has been categorized as follows: $263,537 pertains to organizational costs which were expensed during the three months ended

March 31, 2008, and $986,463 has been classified as deferred offering costs, and will remain as such until the sale of the units.

The “Due to Asset Manager” account represents amounts that were paid to the Asset Manager on behalf of the Fund for organizational costs. Organizational costs paid by any affiliate for any services rendered in connection with the organizational or acquisition phase of the Fund were the responsibility of such affiliate until operation of the Fund began.

Note 5 — Contingencies

The “Number of Units Outstanding” on the Consolidated Statements of Assets and Liabilities refers to the aggregate amount of capital contributions funded by the Fund’s partners, divided by $1,000 (the purchase price of one Interest in the Fund). TIAA has been issued 50,000 Interests (as defined in the Partnership Agreement) in the Fund, representing its irrevocable commitment to contribute up to $50,000,000 in the aggregate. As of March 31, 2008, TIAA had not contributed any amounts pursuant to its commitment. As discussed in Note 1, the General Partner has contributed $1,000 and has been issued one Interest in the Fund. The General Partner is not obligated to make further capital commitments or capital contributions to the Fund.

During the normal course of business, the Fund will enter into discussions and agreements to purchase real estate properties. As of March 31, 2008, there were no outstanding commitments to purchase a property.

In the normal course of business, the Fund may be involved in claims or legal actions relating to the ownership and operations of its properties and its business. As of March 31, 2008, there are no lawsuits in which the Fund is a party.

Note 6 — New Accounting Pronouncements

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. This Statement is effective January 1, 2008 for the Fund. The adoption of Statement 157 did not impact the Fund’s financial position or results of operations.

In February 2007, FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure financial instruments and certain other items at fair value and is expected to expand the use of fair value measurement when warranted. The Fund effectively adopted Statement 159 on January 1, 2008 and plans to report all future Mortgage Loans Payable at fair value using this Statement. The adoption of Statement 159 did not impact the Fund’s financial position or results of operations.

In December 2007, FASB issued Statement No. 141(R), “Business Combinations,” which establishes principles and requirements for how the acquirer shall recognize and measure in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquired and goodwill acquired in a business combination or a gain from a bargain purchase. This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Fund is currently assessing the impact that Statement No. 141(R) will have on its financial position and results of operations.

In December 2007, FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51,” which establishes and expands funding and reporting standards for minority interests, which will be re-characterized as noncontrolling interests, in a subsidiary and the deconsolidation of a subsidiary. This Statement is effective for fiscal years beginning on or after

December 15, 2008. The Fund is currently assessing the potential impact that Statement No. 160 will have on its financial position and results of operations.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and notes contained in this report and with consideration to the sub-section entitled “Forward-Looking Statements,” which begins below. The past performance of the Fund is not indicative of future results.

Forward-Looking Statements

Some statements in this Form 10-Q which are not historical facts may be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about management’s expectations, beliefs, intentions or strategies for the future, include the assumptions underlying these forward-looking statements, and are based on current expectations, estimates and projections about the real estate industry, markets in which the Fund operates, management’s beliefs, assumptions made by management and the transactions described in this Form 10-Q. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements can also be identified by discussions of strategy, plans or intentions.

The forward-looking statements contained in this Form 10-Q reflect our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, see Item 1A of Part II of this Form 10-Q entitled “Risk Factors.”

Caution should be taken not to place undue reliance on management’s forward-looking statements, which represent management’s views only as of the date that this report is filed. Neither management nor the Fund undertake any obligation to update publicly or revise any forward-looking statement, whether as a result of new information, changed assumptions, future events or otherwise.

The terms “we,” “our” and “us” refer to the TIAA-CREF U.S. Real Estate Fund I, L.P., and its consolidated subsidiaries, unless the context clearly indicates otherwise.

First Quarter U.S. Economic and Commercial Real Estate Overview

TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”) was organized on February 2, 2007 and its registration statement on Form S-11 (File No. 333-141315) relating to the public offering of its units of limited partnership interest was declared effective by the SEC on March 14, 2008. The Fund currently owns no property investments and no real estate related investments. The Fund however, seeks to invest primarily in high quality, core commercial real estate, primarily operating properties in the office, retail, industrial, and multifamily sectors, with a modest exposure to properties with the potential to add value in order to meet its investment objective of obtaining favorable long-term returns through rental income and the appreciation of its real estate holdings.

Commercial real estate performance and market fundamentals during the first quarter of 2008 remained relatively stable, but the strains of the weakening economy are beginning to show with vacancy rates rising slightly across each property sector. As with other industry sectors, commercial real estate sales activity has been constrained by the current “credit crunch,” and the number of transactions were down by more than 49% in first quarter 2008 as compared to first quarter 2007. According to Real Capital Analytics (“RCA”), a primary source of commercial real estate transactions data, the $42 billion in transactional volume in the first quarter of 2008 represented a 67% decline over the $128 billion total from first quarter 2007. However, first quarter 2007 represents the peak of commercial real estate sales activity as the period includes Blackstone’s $32 billion buyout of Equity Office Properties. Even though trading volume has been weak, RCA noted that property prices have largely held firm. “Bid-ask” spreads have widened considerably, as sellers remain reluctant to sell at perceived discounts to true value while prospective buyers hope to acquire properties at perceived discounts. Given this impasse and the tight credit markets, management expects that transactional activity is likely to remain depressed through much of 2008.

The U.S. economy continued to produce very weak economic growth during the first quarter of 2008, reflecting weak gains in consumer spending, an ongoing credit crunch and the protracted housing market correction. Payroll employment declined throughout the first quarter for a total loss of 240,000 jobs and a drop of another 20,000 in April. Consumers were also harmed by steeply rising oil prices with crude reaching a cycle high of almost $120 per barrel in April and gasoline nearing $4 per gallon. At the same time, home values are declining across most major metropolitan areas, home mortgage delinquencies and foreclosures are rising, and home sales remain very weak as prospective buyers wait for a bottom in prices. Retailers are also being harmed as consumers pull back; several national retailers have filed for bankruptcy, and others are closing poorly performing stores in the face of a challenging economic environment.

In the Federal Reserve Board’s April 2008 Beige Book, which reports on economic conditions in the twelve Federal Reserve Districts (“Districts”) through March 31, 2008, the Federal Reserve Board characterized economic conditions as having weakened since its March publication. It noted that consumer spending, which was positively assisted by international tourist spending, generally softened across most Districts, commercial real estate activity was steady in three Districts but softening in the other nine, and the housing market was weak in all Districts. Tighter lending standards were noted for both commercial and residential real estate loans. This update supports the consensus economic outlook as reported in the Blue Chip Financial Forecasts dated May 1, 2008 which calls for slightly negative GDP growth in the second quarter followed by a very slow 1.6% per quarter growth rate for the second half of the year. Despite the weak economic performance, office market vacancy rates increased slightly in the first quarter compared with the prior year.

The Federal Reserve has taken aggressive steps to stimulate economic activity in the face of what the majority of economists are deeming a probable recession. The Federal Open Market Committee (“FOMC”) cut the federal funds rate in each of January, March, and April 2008, by a total of 150 basis points bringing it to 2.00% from 5.25% set in June 2007. On balance, the lower federal funds rate has done little to stimulate credit markets because spreads have widened to offset the easing leaving interest rates no lower. The more powerful actions taken by the Federal Reserve include introducing more flexibility in lending to banks along with allowing, if not encouraging, investment banks to borrow as well using their illiquid structured assets as collateral. This accommodation was initiated with the Federal Reserve’s credit loss backstop, which enabled the acquisition of Bear Stearns by JP Morgan Chase. The rescue of Bear Stearns appears to have effectively calmed financial markets, but credit remains tight reflecting, in part, the lags that usually occur between monetary easing and its impact on economic activity.

Management believes that the full economic effect of the recent economic deterioration has yet to fully impact real estate markets and, while economic conditions are likely to weaken further, commercial real estate market fundamentals should remain stable to slightly declining in the near term. Management believes that the likelihood of ongoing negative pressures on markets remain high in the near term. At the same time, current commercial real estate fundamentals are, for the most part, in solid shape, and therefore suggest a capacity to weather these pressures. While the erosion in employment will dilute the demand for space, the effects should be mitigated by the modest flow of new construction due for delivery over the year ahead. In addition to near-term macroeconomic conditions that impact the supply and demand for commercial real estate, the performance of the Fund can also be affected by geopolitical risks, industry or sector slowdowns, and event risk affecting individual properties, tenants, or geographies.

While management cannot predict the exact nature or timing of such changes or the magnitude of their impact on the Fund (in particular as it impacts the selection of properties and/or the performance of those properties once purchased), management’s experience has demonstrated that market fluctuations can and will take place without advance notice, and any significant changes could have a direct and meaningful impact on the pricing and availability of suitable real estate in the sectors in which the Fund will invest, as well as the returns of the Fund. Please refer to the section entitled “Item 1A. Risk Factors,” included in Part II of this Form 10-Q for a more detailed description of the risks associated with an investment in the Fund.

Real Estate Market Update by Property Type

(Commercial real estate market statistics discussed in this section are obtained by the Fund from sources that management considers reliable, but some of the data is preliminary for the quarter ended March 31, 2008 and may be subsequently revised. Prior period data may have been adjusted to reflect updated calculations. Investors should not rely exclusively on the data presented below in forming a judgment regarding the current or prospective performance of the commercial real estate market generally.)

As noted elsewhere in this Form 10-Q, as of the date hereof, the Fund does not own any properties and as of the date hereof, management has not identified any properties in which there is a reasonable probability that we will invest. The Fund’s investment strategy is to create and actively manage a portfolio of U.S. real estate investments, diversified by asset type and geographic location, with a substantial majority of such properties to be located in the 50 largest U.S. markets. While management will retain discretion over the size of a particular investment and the aggregate number of real estate investments made over the life of the Fund, management expects that the substantial majority of transactions will involve a gross asset value (including any leverage which may be incurred on a particular property) of between $10 million and $90 million. At least 80% of the Fund’s investment portfolio (determined at the end of the Fund’s investment period but based on their gross asset values at the time of acquisition) is expected to consist of U.S. core real estate assets (in the office, retail, industrial and multifamily sectors). The Fund will seek to acquire well located, well leased properties with an emphasis on current cash flow before debt service. General economic conditions and those conditions impacting commercial real estate (including those discussed below as well as elsewhere in this Form 10-Q) could have a meaningful impact on our ultimate selection of properties (including the price of such properties, the leverage placed on such properties, the markets in which such properties are located and the sectors in which such properties are contained), and the performance and profitability of such properties.

The United States economy continued to weaken during the first quarter of 2008. The U.S. Bureau of Labor Statistics reported that payroll employment in the United States declined by 232,000 in the first quarter of 2008 as compared to a gain of 241,000 jobs during the fourth quarter of 2007. The downturn has been broadly based with only the education & health care, leisure & hospitality, and government sectors growing, and most other sectors contracting. Despite the weaker economic activity, commercial real estate fundamentals remained stable, although vacancy rates began to increase slightly in certain markets and rents have begun to flatten after an extended period of growth.

Payroll employment growth in many metropolitan areas was positive in the first quarter of 2008. For example, employment growth was strong in Houston (3.5%), due to an expanding energy sector, and more modest in San Francisco (2.1%), Boston (1.4%) and Washington, D.C. (1.1%). Growth in employment is highly correlated with tenant demand for commercial real estate. Financial activities along with professional and business services, both key office-using sectors, shed 24,000 and 95,000 jobs, respectively, during the first quarter of 2008. For professional and business services, this marked the first quarter of employment losses since 2002. Within the sector, the employment services industry—which includes temporary help agencies and is often an indicator of future full-time hiring—contracted. In financial activities, the credit intermediation subsector, which includes sub-prime mortgage brokers and related activities, continues to contract as the housing market slump deepens. Torto Wheaton Research, an independent subsidiary of CB Richard Ellis and a widely used source of real estate market data, reported that national office market vacancies edged up to 12.9% in the first quarter of 2008, compared to 12.5% in the fourth quarter of 2007. This marked the second consecutive increase in the national office vacancy rate; previously, the last increase occurred in early 2003. Office market fundamentals in many of the largest office markets have remained fairly stable through the first quarter of 2008.

The moderation of economic activity across the nation has contributed to an increase in industrial market vacancies. Demand for industrial space is influenced primarily by the national economic conditions, including industrial production, international trade flows, as well as employment growth in the manufacturing, wholesale trade, and transportation and warehousing industries. The Gross Domestic Product (“GDP”) for the first quarter of 2008 showed that the economy grew at a rate of only 0.6%. The nation’s sluggish economic growth is reflected in industrial market conditions, as industrial vacancies averaged 9.8% as of first quarter 2008, up from 9.4% at the end of the fourth quarter of 2007. While still near historical lows, this marks the second consecutive quarterly increase in the industrial vacancy rate. Nationally, many port markets, particularly those along the West Coast, have experienced weaker demand for industrial space due to slower import activity. Imports have slowed dramatically as the weak U.S. dollar has made imported goods more expensive. However, a surge in U.S. exports has offset much of the drop in imports, though not all.

The apartment market also experienced some deterioration in many markets. Preliminary data from Torto Wheaton Research indicates that rental apartment market conditions deteriorated during the first quarter of 2008. Vacancy rates in the nation’s largest metropolitan markets averaged 5.5% in the first quarter of 2008, up from 4.7% in the first quarter of 2007. (Year-over-year comparisons are necessary to account for seasonality in apartment leasing.) Increased competition from unsold single-family homes and condominiums was partially responsible for the rise in vacancy rates. Markets which saw some of the greatest increases in vacancy rates during recent quarters were those which experienced a significant surge in residential construction, such as Las Vegas, West Palm Beach, Phoenix, and Fort Lauderdale.

Retail market conditions also softened in the first quarter of 2008, as vacancies in neighborhood and community centers rose to 10.1% versus 9.8% in the fourth quarter of 2007. Despite being pinched by elevated energy prices, job losses and declining home prices, consumers continued to spend. The U.S. Bureau of Commerce indicated that retail spending (excluding autos, auto parts, and gasoline) increased 2.2% in the first quarter of 2008 compared to the first quarter of 2007 and was essentially flat compared to the fourth quarter of 2007. Torto Wheaton Research noted that vacancy rates declined in 13 of the 41 markets it tracks, and suggested that the sector may be bottoming.

Management believes that commercial real estate construction has remained at a sustainable level. According to Torto Wheaton Research, office construction nationally is expected to total approximately 74 million square feet in 2008, up from 64 million square feet in 2007, but well below an average of 92 million square feet during the 1999-2001 construction peak. Similarly, in the industrial market, Torto Wheaton Research expects approximately 174 million square feet to be built in 2008, up modestly from 165 million square feet in 2007, but well below an average of 245 million square feet during the 1998-2001 construction peak. Apartment construction is expected to total approximately 220,000 units in 2008, down from 230,000 units in 2007. Retail construction is also expected to decline, with 20 million square feet expected in 2008, as compared to nearly 30 million square feet in 2007.

Economic Outlook for the Remainder of 2008

While commercial real estate fundamentals have remained positive to date despite the capital markets turmoil of recent months, management expects these fundamentals to weaken to some degree in the months ahead as a result of a weak economic growth environment. There is little disagreement among economic forecasters with regard to the first half of 2008; expectations of very weak, if not negative, growth are unanimous. Some forecasters are expecting mildly negative GDP growth during the first half of the year while others are expecting weakly positive growth. While the difference might determine whether this period is actually deemed to be a “recession”, the impact on commercial real estate will probably not differ much one way or the other. The larger question is whether economic growth will rebound materially in the second half of the year. Here, management shares the view among more optimistic forecasters which calls for a rebound to positive, but still sub-par growth in the third and fourth quarters largely as a result of the Federal Reserve’s interest rate cuts that began in September. This view is shared by the Federal Open Market Committee which is the policy setting arm of the Federal Reserve. As reported by Chairman Bernanke in his February 2008 Semiannual Monetary Policy Report to Congress, the FOMC members believe that GDP growth in 2008 will amount to 1.3% to 2.0% with a rebound “close to or a little above its longer-term trend” in 2009 and 2010. They also expect inflation will be “moderate” from its 2007 pace.

With slow growth or mild recession in the first half of 2008, followed by only a weak rebound in the second half of the year, growth in tenant demand for office, industrial, and retail space will likely slip, rent growth will likely slow or flatten, and vacancy rates will probably inch up. The degree of commercial real estate weakening will be mitigated by the generally balanced conditions that currently prevail in many if not most metro area markets. In addition, the credit market constraints now in play, combined with the weaker demand outlook, will likely constrain new commercial real estate construction activity into 2009. Constrained additions to supply along with the expected strengthening in economic growth will set the stage for a repair of fundamentals in 2009.

Commercial real estate pricing in the near term will be largely determined by a combination of factors including the level and uncertainty associated with Treasury rates, inflation, and the general pricing of risk across all asset types. Assuming that the period of economic weakness is short-lived, Treasury rates should achieve a cycle low in the first half of the year and then slowly rebound as the economy recovers, with transitory volatility as inflation expectations ebb and flow. Low Treasury rates should cushion the impact of wider cap rate spreads which, for commercial real estate, are approaching their long-term norms. Additionally, pricing pressures have so far been concentrated on properties that are in less attractive locations or have less attractive investment characteristics. Management believes that such distinctions will continue in light of the ongoing strong investor demand for the most attractive properties. Nonetheless, in light of less available and more expensive commercial mortgage debt, it is possible that the number of investors pursuing commercial real estate will be fewer in 2008 than in prior years, contributing to some easing of pricing pressure across the quality spectrum. There is some evidence of this in the reduction in transaction volume in recent months relative to volumes in the prior three years. At the same time, management believes the quality of commercial mortgage credit is holding up well; delinquency rates remain very low and distressed sales of commercial property are not, at this point, prevalent.

It is management’s intent to invest in property investments which are diversified by both sector and geographic location, that will allow the Fund to weather a continued slowdown of economic and real estate market conditions. However, market conditions affecting real estate investments at any given time cannot be predicted, and any downturn in one or a number of the markets in which the Fund chooses to invest in could significantly and adversely impact the Fund’s investment strategy.

Results of Operations

Three months ended March 31, 2008

There were no significant operations in the Fund in either the first quarter of 2008 or the first quarter of 2007. The Fund currently has no property investments or real estate related investments. As of March 31, 2008, the Fund has a Net Decrease in Net Assets due principally to the expensing of organizational costs upon the commencement of the Fund’s public offering.

Liquidity and Capital Resources

As of March 31, 2008 and as of the date of this report, we own no real estate or real estate related investments, as we have just commenced active operations and, as of the date of this report, we have not entered into any arrangements creating a reasonable probability that we will acquire any specific property or other real estate related investment. The number of our properties and other real estate related investments we acquire will depend upon the number of units sold and the resulting amount of the net proceeds for investment available to us and the amount of funds we are able to borrow. See “We may not be able to raise sufficient funds to achieve diversification.” under “Risk Factors—Risks Related to This Offering” in Item 1A of Part II of this Form 10-Q.

Teachers Insurance and Annuity Association of America (“TIAA”), the parent entity of the sponsor of the Fund, has irrevocably committed to contribute $50,000,000 to the Fund to acquire 50,000 units of limited partnership interest. TIAA is obligated to make a contribution or contributions of its $50,000,000 commitment in cash (as such capital is required and as such capital is called by our general partner) for any Fund purpose at any time during the period beginning March 14, 2008 and continuing for 24 months after termination of this offering. Additionally, our general partner may call for amounts of TIAA’s unfunded commitment for certain specified purposes after this period. As of March 31, 2008 and as of the date of the report, the Fund has not called TIAA’s commitment.

In addition, TIAA-CREF USREF I REIT, LLC, a wholly owned subsidiary of the Fund (described in more detail in Note 1 to the Fund’s financial statements contained herein) (“TC REIT”) has entered (and one or more of our other subsidiaries may in the future enter) into a $25,000,000 short-term revolving credit facility with TIAA. This credit facility is unsecured. While we expect to fund our acquisitions of investments through capital calls from public investors in addition to TIAA’s capital contribution, we may use this credit facility for the purposes of acquiring real estate related investments as bridge financing in anticipation of a capital call. This credit facility will bear a variable interest rate initially equal to the federal funds rate (as such rate changes from time to time) plus 0.68% per annum (based on a 360 day year). In addition, each draw down on the facility will mature in full and be due and payable not more than 120 days following such draw (subject to 30 day extensions as may be authorized by TIAA in its sole discretion), the term of the credit facility will initially be for 364 days following March 14, 2008, unless terminated upon 90 days’ advance notice by either TC REIT or TIAA in its sole discretion, and such 364-day term will automatically renew unless terminated upon prior written notice by either TC REIT or TIAA. TIAA will be paid an annual commitment fee of 0.1% of the annual weighted average of the unused portion of the credit facility (based upon a 360 day year). The proceeds of TIAA’s capital contributions and any amounts drawn on the line of credit with TIAA would be available to make acquisitions of real estate related investments and to pay other costs during this offering. At the end of each 364-day term, the interest rate under the credit facility will be subject to review and potential modification, which could result in an increase or decrease in such interest rate. If the credit facility is terminated, the Fund may be required to seek alternative financing from an unaffiliated third-party lender, and the terms of such financing may differ from those contained in the TIAA credit facility. A commitment fee of $1,250 was incurred by TC REIT to TIAA during the first quarter of 2008.

We may hold an initial closing for the sale of units pursuant to the Fund’s public offering at any time after we have received and accepted subscriptions from investors (not including TIAA or affiliates) for not less than 150,000 units ($150,000,000). Following the initial closing, our general partner may by written notice issue a call for capital contributions from those investors whose subscriptions for units have been accepted and who have been admitted to the Fund as limited partners. After the initial closing, we may have one subsequent closing when we have received and accepted additional subscriptions from investors in the offering, up to a maximum of 300,000 units ($300,000,000). The Fund will not have more than two closings. We expect that substantially all of the proceeds from the offering of units will be available to make real estate related investments and pay principal and interest under our line of credit from TIAA and other costs, including payment of fees and expenses to the Asset Manager and its affiliates.

Our general partner expects to call for capital contributions from TIAA and limited partners acquiring units in the offering as and when needed to make payments in connection with prospective real estate related investments or to retire indebtedness incurred under our credit facility used to make such payments and to pay fees and expenses of the Fund and its subsidiaries. Our general partner may call for capital contributions from investors admitted as limited partners in this offering for any Fund purpose at any time, in its discretion, during this period commencing with the first date on which investors are admitted as limited partners during the offering and continuing for 24 months after the termination of the offering, which is the end of the Investment Period. Additionally, our general partner may call for amounts of the limited partners’ unfunded capital commitments for certain specified purposes after the Investment Period.

There can be no assurance that payments of capital contributions will be made when due. In the event of a default in payment of capital contributions, our general partner may make an additional call for capital contributions to make up any shortfall from limited partners who previously made their contributions pursuant to the original call. Alternatively, if the call relates to the acquisition of a real estate related investment, our general partner may seek to make such investment with a third party or may decide not to make such investment. In the event such investment is not made, the Fund could lose an earnest money deposit made in connection with such investment or be subject to other remedies in favor of the prospective seller.

During the Investment Period, our general partner expects to reinvest our net cash flow (including any net proceeds from the sale, financing or other disposition of a property). Our general partner will have the authority to reinvest proceeds without making a distribution of cash sufficient to cover the limited partners’ U.S. federal, state and local income taxes attributable to the Fund’s operations or the sale, financing or other disposition of any assets.

We may acquire one or more properties free and clear of permanent mortgage indebtedness by paying the entire purchase price of a property in cash and subsequently obtaining a mortgage loan for that property, if favorable financing terms are available following acquisition. The proceeds from such loan may be used to acquire additional properties and provide further diversification. We also intend to borrow funds to purchase properties.

Our general partner is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting the investment in and financing of real estate generally as described in more detail above in this section, that it reasonably anticipates will have a material impact on either capital resources or the revenues or income to be derived from the operation of real estate properties.

Critical Accounting Policies

Basis of Presentation

In June 2007, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (SOP) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.” The SOP clarifies which entities are required to apply the provisions of the Investment Companies Audit and Accounting Guide (“Guide”) and provides guidance on accounting by parent companies and equity method investors for investments in investment companies. Management performed an analysis of the requirements of SOP 07-1 and accordingly the Fund early adopted SOP 07-1 effective as of the Fund’s inception date and has applied the provisions of the Guide which, among other things, require that investments are reported at fair value in the Fund’s financial statements. In February 2008, the FASB issued a final Staff Position indefinitely deferring the effective date of SOP 07-1. The deferral applied to entities that have not already adopted SOP 07-1. Additional required disclosures under the Guide will be made as the Fund makes investments and as applicable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounting of the Fund and all entities in which the Fund has a controlling interest. All intercompany transactions have been eliminated that apply the provisions of the Guide in consolidation.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. The information reflects all adjustments which, in the opinion of management, are necessary for a fair statement of the results for the period presented. All such adjustments are of a normal, recurring nature. Actual results could differ from those estimates. The following is a summary of the significant accounting policies which are consistently followed by the Fund:

The Fund expects to record investments and related mortgage loans payable, if any, at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon vendor-provided, evaluated prices or internally-developed models that primarily use market-based or independently-sourced market data, including interest rate yield curves, market spreads, and currency rates. Valuation adjustments may be made to reflect credit quality, the Fund’s creditworthiness, liquidity, and other observable and unobservable data that are applied consistently over time. Effective January 1, 2008, the Fund adopted the provisions of FASB Statement No. 157, “Fair Value Measurements” and will apply the appropriate disclosures as the Fund acquires investments.

The methods described above are considered to produce a fair value calculation that represents a good faith estimate as to what an unaffiliated party in the market place would pay to purchase the asset or would receive to transfer the liability. Since fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, actual realizable values or future fair values may differ from amounts reported. Furthermore, while the Fund believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments, while reasonable, could result in different estimates of fair value at the reporting date.

Cash

Cash represents cash on deposit in banks and other financial institutions.

Deferred Offering Costs

Deferred offering costs represent costs associated with the preparation of the initial registration statement and qualification of the offering in all applicable jurisdictions, typesetting and printing of the prospectus, federal and state registration fees and tax opinion fees and will be charged to partners’ capital accounts upon the sale of the units.

Federal Income Taxes

The Fund is treated as a partnership and not as a corporation for U.S. federal income tax purposes. The Fund will not pay U.S. federal income tax. Instead, each partner will be required to report on its U.S. federal income tax return its distributive share of the Fund’s income or gain, whether or not it receives any actual distribution of money or property from the Fund during the taxable year.

The REIT subsidiary (“TC REIT”) expects to make elections to be taxed as a real estate investment trust under Sections 856 through 860 of the Code and is required to distribute 90% of its taxable income to its shareholders, as required, to maintain its status as a REIT. If the REIT subsidiary fails to qualify as a real estate investment trust, the REIT subsidiary will be subject to federal income tax.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of March 31, 2008 and as of the date of this report, the Fund had no real estate property investments, nor did it hold any real estate related investments or investments in marketable securities. As the Fund and its subsidiaries acquire such investments from time to time, the Fund will be subject to the risks, including interest rate risk, associated with the ownership of real estate and real estate related assets, especially those which are subject to leverage, as described in more detail in “Item 1A. Risk Factors” in Part II of this Form 10-Q.

ITEM 4T. CONTROLS AND PROCEDURES

(a) The registrant maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed in the registrant’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the registrant’s principal executive officer (“PEO”) and principal financial officer (“PFO”), as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and participation of the registrant’s management, including the registrant’s PEO and PFO, the registrant conducted an evaluation of the effectiveness of the registrant’s disclosure controls and procedures as defined in Rule 13a-15(e)

under the Exchange Act as of March 31, 2008. Based upon the management’s review, the PEO and the PFO concluded that the registrant’s disclosure controls and procedures were effective as of March 31, 2008.

(b) Changes in internal control over financial reporting. There have been no changes in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal quarter that materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.